Exhibit A

Husky Energy Announces 2014 First Quarter Dividend

Calgary, Alberta (May 7, 2014) – The Board of Directors of Husky Energy has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended March 31, 2014. The dividend will be payable on July 2, 2014 to shareholders of record at the close of business on June 5, 2014.

A regular quarterly dividend payment on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period April 1, 2014 to June 30, 2014. The dividend of $0.27813 per Series 1 Preferred Share will be payable on June 30, 2014 to holders of record at the close of business on June 5, 2014.

Following feedback from investors, the Board of Directors has decided to reinstitute a stock dividend program, which allows shareholders to accept dividends declared on the common shares in cash or in common shares.

Shareholders who would like to accept to receive their dividends in the form of common shares are instructed to inform Husky’s transfer agent, Computershare, in prescribed form on or before May 28, 2014. A link to an electronic copy of the prescribed Stock Dividend Confirmation Notice is available at www.investorcentre.com/husky. Even if a shareholder has previously provided a Stock Dividend Confirmation Notice to Computershare, they must provide a new one to receive their dividends in the form of common shares.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602